UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 333-272136

INTELLIGENT GROUP LIMITED

(Registrant’s Name)

Unit 1203C, Level 12, Admiralty Centre,

Tower 1, 18 Harcourt Road,

Admiralty, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Resignation of Chief Financial Officer

In June 2025, the Board of Directors (the “Board”) of Intelligent Group Limited (“INTJ”) received the resignation of Mr. Law Wing Tak Jack (“Mr. Law”) from his position as Chief Financial Officer of INTJ. In his resignation, Mr. Law stated that he was resigning for personal reasons and not as the result of any dispute or disagreement with INTJ or the Board.

Appointment of Chief Financial Officer

Effective from June 12, 2025, the Board appointed Ms. Woo Ka Yee (“Ms. Woo”) as the Chief Financial Officer of INTJ.

Ms. Woo is a highly accomplished professional with a distinguished educational and professional background. She holds a Bachelor’s Degree of Business Administration (Honours) in Business Economics from the City University of Hong Kong in July 2009. She has registered as a member of the Hong Kong Institute of Certified Public Accountants since March 2013.

With more than 15 years of experience in management, financial control and accounting practices in Hong Kong, Ms. Woo has demonstrated exceptional leadership in financial planning, financial reporting, and corporate governance. Throughout her career, she has held senior positions at a leading Big Four accounting firm, as well as C-suite roles at various public and private companies. Ms. Woo’s extensive expertise reflects her commitment to maintaining the highest standards of professional excellence and integrity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intelligent Group Limited

Date: June 12, 2025	By:	/s/ Wai Lau
	Name:	Wai Lau
	Title:	Chief Executive Officer, Chairlady of the Board and Director

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